June 8, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Green Energy Live, Inc.
Amendment No. 1 to Information Statement of Schedule 14C
Filed on: May 14, 2010
File No. : 000-53216

Dear Mr. Ganem:

We represent Green Energy Live, Inc. (“Green Energy” or, the “Company,” “we,” “us,” or “our”).  By letter dated June 4, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Information Statement on Schedule 14C filed (the “Information Statement”) on May 14, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
We note that you are seeking to increase the number of authorized shares of common stock and “blank check” preferred stock.  Please briefly describe the transaction(s) in which you intend to issue the common stock and/or preferred stock.  Otherwise, please indicate the reason why it is impracticable to describe the transaction(s) and clearly state the purpose for increasing the number of your authorized common and preferred shares.  See Item 11(c) of Schedule 14A and Item 1 of Schedule 14C.  Further, please describe the general effect of any future issuance of your common and/or preferred shares upon the rights of security holders.  See Item 11(d) of Schedule 14A and Item 1 of Schedule 14C.

Response:
Please note that the Company does not have a specific transaction in which it intends to issue the additional common or preferred shares.  The Company is increasing the common shares and creating the preferred shares so that it is properly capitalized in the event that a potential acquisition or financing is available which requires the issuance of additional shares.  In addition the Information Statement has been revised to describe the general effect of any future issuance of their common and/or preferred shares upon the rights of security holders.

2.  Please provide the undertaking required by Note D.2 of Schedule 14A.  See Item 1 of Schedule 14C.

Response:	The Information Statement has been revised to capture the undertaking required by Note D.2 of Schedule 14A as follows:

AVAILABILITY OF ANNUAL REPORT ON FORM 10-K AND QUARTERLY REPORTS ON FORM 10-Q AND HOUSEHOLDING

A copy of the Company’s Annual Report on Form 10-K, as well as, Forms 10-Q, as filed with the SEC are available upon written request and without charge to shareholders by writing to the Company c/o, Chief Financial Officer, 1740 44th Street, Suite 5-230, Wyoming, MI 49519 or by calling telephone number (866) 460-7336.

In certain cases, only one Annual Report and Quarterly Report(s) may be delivered to multiple shareholders sharing an address unless the Company has received contrary instructions from one or more of the stockholders at that address. The Company will undertake to deliver promptly upon written or oral request a separate copy of the Annual Report or Quarterly Report(s), as applicable, to a stockholder at a shared address to which a single copy of such documents was delivered. Such request should also be directed to Chief Financial Officer, Green Energy Live, Inc. at the address or telephone number indicated in the previous paragraph. In addition, shareholders sharing an address can request delivery of a single copy of Annual Reports or Quarterly Reports if they are receiving multiple copies of Annual Reports or Quarterly Reports by directing such request to the same mailing address.

All Annual Reports and Quarterly Reports are filed with the Commission and are of public record. Such information can be accessed at www.sec.gov.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Christine M. Melilli
       Christine M. Melilli